Heineken
NV

RECEIVED

2008 APR 21 A 7:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Corporate Finance
P.O. Box 28, 1000 AA Amsterdam
Netherlands
office address:
Tweede Weteringplantsoen 21
1017 ZD Amsterdam
phone: +31 (0)20 5239 239

direct phone: +31 (0)20 5239 590
direct fax: +31 (0)20 5239 208

United States Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

[redacted]

08002011

SUPPL

date
10 April 2008

subject
Exemptionfile 82-4953

our reference

your reference

dealt with by

page
1 of 1

Dear Sir, Madam,

Attached please find the latest publications of Heineken NV. This publication is filed in relation with the exemption under Rule 12g3-2(b) of Heineken NV, with exemption file number: 82-4953.

Yours sincerely,
Heineken N.V.

PROCESSED
APR 22 2008
THOMSON FINANCIAL

J. van de Merbel
Director Investor Relations
Group Finance

4/21

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken announces intention to acquire Eichhof Holding's beverage division in Switzerland

Amsterdam, 10 April 2008 - Heineken N.V. announced today the intended acquisition of the beverage division of Eichhof Holding AG in Lucerne, Switzerland. The intended transaction will strengthen Heineken's number two position in the market, giving the company an estimated, combined market share of 23%.

The beverage division of Eichhof Holding comprises the production and distribution of beers, non-alcoholic beverages and wine and employs approximately 450 staff. The company is the owner of the Eichhof brewery in Lucerne, which has a production capacity of 400,000 hectolitres and 2007 domestic beer sales volumes of 361,000 hectolitres. Its main brand, Eichhof, is the leading mainstream beer in the Lucerne region. The company has an estimated 10% market share of the Swiss beer market. Soft drinks and wine account for 45% of total volumes.

The purchase price is CHF 278.5 million (EUR 176 million) or CHF 1657.30 for every Eichhof Getränke Holding share. The enterprise value is CHF 290 million, corresponding to a multiple of 12 times 2007 EBITDA, implying a significant premium to the sector average. The acquisition will be funded from existing credit facilities and will be earnings enhancing in 2009 and value enhancing in 2010.

The intended acquisition will be effected via a public tender offer for the shares of Eichhof Getränke Holding AG, a company to be newly established through a demerger from Eichhof Holding AG. As a result of the demerger, every Eichhof Holding shareholder will receive one new share in Eichhof Getränke Holding. It is expected that the tender offer will be launched on 7 May 2008 and that the acquisition will close in Q3 2008.

The transaction is subject to three conditions:

- Approval of the demerger of the beverage division by Eichhof Holding's shareholders at an EGM to be held on 18 June 2008.
- The tender of at least 66.67% of the entire share capital of Eichhof Getränke Holding within the tender offer period. To date, shareholders representing almost 49% of the total shares will tender their shares.
- Approval by the Swiss competition authority.

P.O. Box 28 – 1000 AA Amsterdam – The Netherlands
Office address: Tweede Weteringplantsoen 21 – Amsterdam
Heineken N.V. – Registered Office at Amsterdam – Trade Register Amsterdam No. 33011433

Didier Debrosse, Regional President Heineken Western Europe, commented: "This deal will strengthen our position in the Swiss market. The combination of Heineken and Eichhof's complementary brand portfolios with our commercial, operational and logistics best practices will drive growth. We acknowledge the strong local roots of Eichhof and the typical Swiss Eichhof brand will play an important role in the combined portfolio."

Heineken Switzerland currently owns one brewery in Chur. The existing brand portfolio consists of Heineken, Amstel, Calanda, Haldengut, Ittinger Klosterbrau and several specialty beers. Heineken's current market share in Switzerland is approximately 13%.

In 2007, the Swiss beer market totaled approximately 4.4 million hectolitres with a per capita consumption of approximately 57 litres.

Credit Suisse is acting as exclusive financial and tender offer agent to Heineken.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA NA and HEIO NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Heineken and Carlsberg satisfy antitrust conditions for acquisition of Scottish & Newcastle

Amsterdam, 3 April 2008 – Heineken and Carlsberg (the "Consortium") welcome today's announcement of the European Commission's approval of the acquisition of selected S&N assets by Heineken in all EU member states with the exception of the Republic of Ireland. The acquisition by Heineken of S&N's Irish subsidiary, Beamish & Crawford plc ("B&C"), will be referred to the Irish Competition Authority ("ICA") for consideration.

Today's announcement follows receipt of approval from the European Commission in respect of the acquisition of selected S&N assets by Carlsberg, the expiry of the applicable antitrust waiting period in the United States, and the receipt of approval from the relevant regulatory authorities in Russia and the Ukraine. The Consortium confirms that the antitrust conditions to the acquisition of S&N by Sunrise Acquisitions Limited (the "Acquisition") have now been satisfied and that the referral to the ICA will not delay completion of the Acquisition. Therefore, the Consortium expects that the effective date of the Acquisition will be 28 April 2008.

Heineken believes that the ICA is well positioned and equipped to conduct such an examination. Heineken has fully briefed the ICA on the terms of the Acquisition and expects that the ICA will reach a quick and satisfactory outcome regarding its examination of Heineken's proposed acquisition of B&C.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Unless the context otherwise requires, terms defined in the Scheme Document dated 22 February 2008 have the same meaning in this announcement.

The Heineken Management Directors, the Carlsberg Directors and the BidCo Directors accept responsibility for the information contained in this announcement and, to the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Heineken for providing the protections afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of S&N, all "dealings" in any "relevant securities" of S&N (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the Business Day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act

together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of S&N by Heineken, Carlsberg, BidCo or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the Business Day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to the application of Rule 8 to you, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, or consult the Panel's website at www.thetakeoverpanel.org.uk.

Editorial information:
Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com/.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS IN THAT JURISDICTION

Update on acquisition of Scottish & Newcastle plc

Amsterdam, 31 March 2008 - Heineken N.V. and Carlsberg A/S note the attached announcement made today by Scottish & Newcastle plc.

Press enquiries
Véronique Schyns
Tel: +31 (0)20 52 39 355
veronique.schyns@heineken.com

Investor and analyst enquiries
Jan van de Merbel
Tel: +31 (0)20 52 39 590
investors@heineken.com

Financial adviser and Corporate Broker to the Consortium and to Heineken
Credit Suisse
Bertrand Facon
Stuart Upcraft
James Leigh Pemberton (Corporate Broking)
Tel: +44 20 7888 8888

Lehman Brothers Europe Limited, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively as financial adviser and corporate broker to the Consortium and Carlsberg and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Carlsberg for providing the protections afforded to clients of Lehman Brothers Europe Limited nor for providing advice in relation to this announcement or any matter referred to herein.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting exclusively for the Consortium and Heineken and no one else in connection with the possible offer referred to in this announcement and will not be responsible to anyone other than the Consortium and Heineken for providing the protections

afforded to clients of Credit Suisse nor for providing advice in relation to this announcement or any matter referred to herein.

Dealing Disclosure Requirements
Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of S&N plc, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of S&N plc, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of S&N plc by Carlsberg or Heineken or S&N, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

This announcement is not intended to and does not constitute or form part of an offer or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction.

Editorial information:

Heineken N.V. is the most international brewer in the world. The Heineken brand is sold in almost every country in the world and the Company owns over 115 breweries in more than 65 countries. With a Group beer volume of 139 million hectolitres Heineken ranks fourth in the world beer market by volume. Heineken strives for an excellent sustainable financial performance through marketing a portfolio of strong local and international brands with the emphasis on the Heineken brand, through a carefully selected combination of broad and segment leadership positions and through a continuous focus on cost control. In 2007, revenue amounted to EUR12.6 billion and Net Profit before exceptional items and amortisation of brands amounted to EUR1.1 billion. Heineken employs 54,000 people. Heineken N.V. and Heineken Holding N.V. shares are listed on the Amsterdam stock exchange. Prices for the ordinary shares may be accessed on Bloomberg under the symbols HEIA:NA and HEIO:NA and on the Reuter Equities 2000 Service under HEIN.AS and HEIO.AS. Additional information is available on Heineken's home page: http://www.heinekeninternational.com.

PRESS RELEASE MARCH 31 2008

SHAREHOLDERS ACCEPT £10 BILLION BID FOR SCOTTISH & NEWCASTLE

Shareholders in Scottish & Newcastle have voted overwhelmingly to back the £10 billion bid for Britain's biggest brewer by a consortium of Carlsberg and Heineken.

At an extraordinary general meeting today in Edinburgh, shareholders voted by an overwhelming majority to accept the bid. The decision requires further court approval with the final handover expected to take place on April 28.

The decision will result in S&N's businesses in the UK and Ireland, Finland, Portugal, Belgium and India going to Dutch multinational Heineken; with S&N's businesses in France, Greece, Russia, China and Vietnam going to Danish brewer
Carlsberg.

S&N's chairman Sir Brian Stewart told shareholders it was a "momentous and historic day for Scottish & Newcastle, Britain's largest brewer and one of Scotland's oldest independent companies."

S&N was founded 259 years ago in Edinburgh and first listed on the stock market over 120 years ago.

Sir Brian said: "While there is sadness at the passing of two and a half centuries of brewing history, the prevalent emotion today is pride -

- Pride in our people in building such a valuable and desirable global business
- Pride that our strong brands and the Scottish & Newcastle spirit will continue
- Pride that the vast majority of our colleagues will have new opportunities in the businesses in which they will play an integral part;
- Pride that we achieved a strong price for shareholders in increasingly weak world markets.

"Let me remind you that Scottish & Newcastle today is a top six global brewer – Scotland's largest industrial multinational - in the top half of the FTSE 100 - a market leader in the UK, France, Russia and India - a major exporter to the US; and the world's largest cider maker. It is precisely because we have achieved such strong positions worldwide that the company has been so attractive to others in a consolidating world market in brewing.

"Though today may be an end, it is also a beginning; a new opportunity for our people across the globe - including many still based here in Scotland - to grow within a larger worldwide group.

"The company may change, but Scottish & Newcastle lives on through its people..."

For further information:

Scottish & Newcastle plc: +44 (0) 20 7409 2112
Richard Gibb: Head of Corporate Affairs
Robert Ballantyne: Head of Corporate Communications (media)
Joanna Speed: Head of Investor Relations (investors and analysts)

Smithfield Financial: +44 (0) 20 7903 0667
John Kiely

FOR IMMEDIATE RELEASE 31 March 2008

Recommended acquisition
of
Scottish & Newcastle plc
by
Sunrise Acquisitions Limited
(a company jointly owned by Carlsberg A/S and Heineken N.V.)

On 25 January 2008, the boards of Scottish & Newcastle plc ("S&N") and Sunrise Acquisitions Limited announced that they had reached agreement on the terms of a recommended acquisition of S&N at a price of 800 pence in cash for each S&N Share, valuing the entire issued and to be issued share capital of S&N at approximately Â£7.8 billion. The proposed transaction is to be implemented via a scheme of arrangement pursuant to section 425 of the Companies Act 1985 (the "Scheme").

S&N announces that the Court Meeting and the Extraordinary General Meeting convened in relation to the proposed acquisition, which were held on 31 March 2008, have both concluded successfully. All resolutions proposed, as set out in the notices of each meeting included in the Scheme Document dated 22 February 2008 (the "Scheme Document"), received the necessary majorities and were accordingly approved.

The voting results in relation to the Court Meeting and the Extraordinary General Meeting are summarised below:

COURT MEETING

Resolution to approve the Scheme
Number of votes:
FOR 444,095,120 (99.67%) AGAINST 1,468,838 (0.33%)

EXTRAORDINARY GENERAL MEETING

Special resolution to give effect to the Scheme Number of votes:

FOR 475,568,241 (99.65%) AGAINST 1,650,957(0.35%) ABSTAINED 2,509,066

Copies of the resolutions passed at the Court Meeting and Extraordinary General Meeting and S&N's amended Articles of Association have been submitted to the Financial Services Authority ("FSA") and will shortly be available for inspection by the public during normal business hours on any weekday (except public holidays) at the FSA's Document Viewing Facility which is situated at:
Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. +44 (0)20 7676 1000).

Completion of the Acquisition remains subject to the satisfaction or, if permitted, waiver of the conditions to the Acquisition as set out in the Scheme Document, including, inter alia, the receipt of the relevant anti-trust clearances and the sanction of the Scheme by the Court of Session, Edinburgh, Scotland.

Following discussions with the relevant regulatory authorities and the receipt by Carlsberg of formal approval in Russia and Ukraine, Heineken and Carlsberg have confirmed that, subject to the formal approval of the Acquisition by the European Commission, receipt of which is expected on 4 April 2008 (other than in relation to the acquisition by Heineken of S&N's business in Ireland, which it is expected will be referred by the European Commission to the Irish Competition Authority), the anti-trust conditions to the Acquisition will be satisfied.

Heineken and Carlsberg have confirmed that the referral by the European Commission to the Irish Competition Authority of the acquisition by Heineken of the S&N business in Ireland will not delay completion of the Acquisition. The Court hearings to sanction the Scheme and to confirm the reduction of S&N's share capital are expected to take place on 23 April 2008 and 28 April 2008 respectively. Accordingly, S&N expects that the Scheme will be implemented in accordance with the timetable set out in the Scheme Document, with the Effective Date of the Scheme expected to be 28 April 2008.

In light of today's results in relation to the Court Meeting and the Extraordinary General Meeting, the Annual General Meeting scheduled for 24 April 2008 will not take place. Furthermore, if the effective date is 28 April 2008, the current S&N Shareholders will not receive the 2007 Annual Report & Accounts.

Unless the context otherwise requires, terms defined in the Scheme Document have the same meaning in this announcement.

For further information:

Scottish & Newcastle plc:
+44 20 7409 2112
Richard Gibb: Head of Corporate Affairs
Robert Ballantyne: Head of Corporate Communications
Joanna Speed: Head of Investor Relations

Deutsche Bank (Financial adviser and corporate broker to S&N):
+44 20 7545 8000
Nigel Meek Jeremy Quin James Arculus James Agnew (Corporate Broking)

Rothschild (Financial adviser to S&N):
+44 20 7280 5000
Akeel Sachak
Nicholas Wrigley
Robert Plowman

END